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                           January 7, 2021

       Samuel Reich
       Chief Executive Officer
       Big Cypress Acquisition Corp.
       300 W. 41st Street, Suite 202
       Miami Beach, FL 33140

                                                        Re: Big Cypress
Acquisition Corp.
                                                            Amendment No. 1 to
Registration on Form S-1
                                                            Filed January 4,
2021
                                                            File No. 333-251178

       Dear Mr. Reich:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary , page 1

   1. We note your response to comment 2 of our prior letter. We note your revised disclosure that after the
completion of the offering and the private placement, your sponsor and
                                                        Ladenburg and certain
of its employees will own approximately 20.72% and 1.65% of
                                                        your issued and
outstanding shares of common stock, respectively (including the placement shares).
However, this appears inconsistent with your disclosure on page 11 and elsewhere that the
sponsor will ownership percentage excludes the placement units.
                                                        Please advise.
 Samuel Reich
Big Cypress Acquisition Corp.
January 7, 2021
Page 2
Our amended and restated certificate of incorporation will require, to the fullest, page 57

2. Your disclosure that your amended and restated certificate of incorporation will designate the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 is not reflected in Article XII of your amended and restated certificate of incorporation. Please ensure that your disclosure accurately reflects the scope of Article
         XII of your amended and restated certificate of incorporation.
Exhibit 4.4, page II-7

3. We note your disclosure that the exclusive forum provision in your warrant agreement does not apply to actions arising under the Exchange Act. If Please also ensure that the provision in the warrant agreement states this clearly.


       Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram,
Legal Branch Chief, at 202-551-3397 with any other questions.



FirstName LastNameSamuel Reich                                 Sincerely,
Comapany NameBig Cypress Acquisition Corp.
                                                               Division of
Corporation Finance
January 7, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName